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                                    Exhibit 4















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                  RELEASE ON THE REGULATORY NEWS SERVICE (RNS)
                                     OF THE
                              LONDON STOCK EXCHANGE

MAY 20, 2003

         RANDGOLD RESOURCES TODAY ANNOUNCES THAT DR D M BRISTOW, THE COMPANY'S CHIEF EXECUTIVE OFFICER, IN TERMS OF THE RULES OF THE COMPANY'S SHARE OPTION SCHEME EXERCISED 175,000 SHARE OPTIONS ON MONDAY, 19 MAY 2003. OF THE 175,000, DR BRISTOW ACQUIRED 85,000 SHARES, BEING 0.3% OF THE COMPANY'S ISSUED SHARE CAPITAL. THE EXERCISE PRICE OF THE 85,000 SHARES WAS US$3.90 PER SHARE. SIMULTANEOUSLY, DR BRISTOW DISPOSED OF THE BALANCE OF 90,000 RANDGOLD RESOURCES SHARES, BEING 0.32% OF THE ISSUED SHARE CAPITAL, AT A MARKET PRICE OF US$20.17 PER SHARE. FOLLOWING THE TRANSACTION, DR BRISTOW'S TOTAL HOLDING IN THE COMPANY HAS INCREASED TO 222,092 OR 0.79% OF THE ISSUED SHARE CAPITAL.